April 26, 2006
VIA EDGAR
Ms. Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	infoUSA Inc. Definitive Additional Materials filed April 17 and 18, 2006 File No. 000-19598 Schedule 13G filed April 12, 2006 File No. 005-42304
Dear Ms. Murphy:
     We are in receipt of your comment letter dated April 19, 2006 regarding the above-referenced filings. Transmitted herewith for filing on behalf of infoUSA Inc. (“infoUSA” or the “Company”) is a letter from infoUSA to its stockholders, which was mailed today and also issued as a press release (the “Additional Materials”). We believe certain of the disclosures in the Additional Materials are responsive to a number of the comments set forth in the comment letter and, where applicable, have so indicated in our response below.
     The paragraph numbers and headings below correspond to the numbered comments and headings in your letter, and we have also set forth below the full text of each of your comments.
Schedule 13G/A
1.	We note the filing of the amendment on April 12, 2006 of the Schedule 13G by Mr. Vinod Gupta. This amendment discloses a beneficial ownership position in the company of over 40%. In 2005, the company’s proxy disclosure stated that Mr. Vinod Gupta’s beneficial ownership percentage was 37.9%. The difference is the 2.4 million shares held in trust for his adult children and in certain charitable vehicles, which were only recently disclosed. The Schedule 13G filed April 12, 2006 states that the "[r]eporting person’s indirect beneficial ownership of the shares held by the trust and his spouse, as to which beneficial ownership is disclaimed, was inadvertently omitted from previous Schedule 13G filings.” Please amend Mr. Gupta’s beneficial ownership report to identify the number of shares in each separate acquisition by party (trust or spouse) and the dates on which they were acquired and state the date the obligation to report such acquisitions was due.

Response: infoUSA has been informed that Mr. Gupta is in the process of amending the Schedule 13G as requested.

Definitive Additional Materials
2.	As you are aware, you must ensure that any allegation is substantiated. Characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the proxy materials or provided to the staff on a supplemental basis. The bases for many of the opinions you set forth in the proxy materials referenced above are not self-evident and are not disclosed. Accordingly, and with a view toward additional disclosure, for each claim you are making in this document, please state each claim as a belief and provide the staff with annotated materials adequately supporting each such belief. Our comments below incorporate this comment and our comments apply with equal force to your Memorandum to all Employees and press release filed yesterday as additional materials.

Response: infoUSA respectfully submits that, except as otherwise noted in this letter, it believes that all statements or assertions of opinions or belief made in its proxy statement and any additional proxy materials it has filed are characterized as such, and that a reasonable basis for each opinion or belief exists. Please note that, where appropriate, the Additional Materials filed herewith are annotated to disclose the source of the statements contained therein.

3.	Throughout your proxy materials you several times refer to Dolphin’s nominees as “hand-picked.” You must explain this characterization and provide balance. In this respect we note that you have never disclosed how the candidates recently appointed to the board by the board were selected or the participation of Mr. Vinod Gupta in this process.

Response: infoUSA believes that it is self-evident that Dolphin’s nominees were hand-picked. Dolphin’s proxy materials do not disclose the process Dolphin used to identify and select its nominees, and the Company therefore can only conclude that they were in fact specifically selected by Dolphin (versus volunteering or being selected by a third party or through an arbitrary selection process). infoUSA believes the description of the nominees as “hand-picked” is appropriate, since Dolphin repeatedly emphasizes the “independence” of these nominees, even stating in its definitive proxy statement that the nominees have “no social, financial or business relationship” with Dolphin, despite having nominated them and having in-depth knowledge of their platform.

infoUSA notes that there is no specific requirement in the proxy rules regarding disclosure of the basis for selection of appointees, and further notes that, because each of the Company’s nominees are directors standing for re-election, Item 7(2)(ii)(J) of Schedule 14A does not require the identification of the categories of persons or entities that recommended such nominees.

Mr. Bernard Reznicek and the infoUSA nominees for election at the 2006 Annual Meeting were each selected by the Company’s Nominating and Corporate Governance Committee. The Company’s proxy statement describes in detail the process utilized by the Committee — which consists entirely of independent directors — to identify director nominees. Mr. Gupta did not have any involvement in the Committee’s recommendations to the Board to appoint Mr. Reznicek and to nominate the incumbent directors for re-election.

4.	On page one you state that Dolphin “has launched a hostile proxy contest “ Since every proxy contest is necessarily in opposition to management, the use of the word “hostile” should be reconsidered as it appears to insinuate inappropriate motives.

Response: In light of the aggressive tone and serious allegations contained in Dolphin’s communications to the Board and its proxy materials, infoUSA believes that Dolphin’s proxy contest is in fact hostile beyond the mere fact that it is in opposition to management.

5.	On page one you state that Dolphin became a stockholder “just months ago.” Please amend this statement to be more specific. We understand that Dolphin began to acquire shares in the company on June 20, 2005, which is nearly ten months ago, as Dolphin discloses in its proxy materials. It appears that this requires correction.

Response: infoUSA believes its description of the duration of Dolphin’s stock ownership was appropriate, since Dolphin has not owned any of its infoUSA shares for a period of one year or more. The Company further notes that the dates of Dolphin’s purchases of infoUSA common stock are easily ascertainable from Dolphin’s proxy statement to the extent an infoUSA stockholder desires additional detail regarding the duration of Dolphin’s share ownership. Nonetheless, the Additional Materials filed herewith describe Dolphin’s stock acquisition and ownership with greater particularity.

6.	On page one you state that Dolphin’s agenda is “misguided.” Explain what this refers to and in what way Dolphin is misguided in this contest.

Response: infoUSA’s response to this comment is incorporated into its response to Comment 7, below.

7.	On page one you state “[i]n fact, we believe the dissident is trying to win representation on the Board of Directors only to advance its own misguided and self-serving agenda.” While you have stated your view in terms of a belief, you provide no reasonable basis for the assertion that Dolphin’s agenda is in any way self-serving. Amend to state why Dolphin has an agenda to advance its own interests and that it would benefit from the outcome of the proxy contest other than proportionately as a shareholder of the company. In this respect, we remind you of your responsibilities under Rule 14a-9 of the Proxy Rules. Some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of Rule 14a-9 may include material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations without factual foundation. See Note to Rule 14a-9 under Regulation 14A.
Response: infoUSA’s belief that Dolphin’s agenda is misguided and self-serving is based on Dolphin’s history of short-term investments for the purpose of forcing a sale or liquidation of the subject company. The facts supporting this belief are described in considerable detail in the Company’s response to Comment 15, below, and in the Additional Materials.

infoUSA believes that Dolphin’s agenda is misguided because it overlooks the additional value that would be created if the Company’s management successfully executes its long-term strategic plans, instead advocating short-term alternatives. The Company believes that Dolphin’s agenda is self-serving because Dolphin’s representation on the Board of Directors would enhance Dolphin’s ability to implement its proposed short-term alternatives, which will benefit Dolphin, potentially at the expense infoUSA stockholders who hold infoUSA shares as a long-term investment.

8.	On page one you state that you have achieved a 17.3% compound annual rate of revenue growth since 1992. It appears that it may be appropriate to state how much of your compound annual rate of revenue growth is attributable to organic growth and how much to acquisitions. In this respect, we note that acquisitions have been the driving force for much of this growth. Further, you should explain why revenue growth is an appropriate metric of value, as opposed, for example to growth in earnings per share.

Response: infoUSA does not believe that it is helpful to stockholders to differentiate between organic revenue growth and revenue growth resulting from acquisitions for the period beginning in 1992, although the Additional Materials filed herewith do distinguish between organic and acquisition-related revenue growth for the most recent fiscal quarter. The Company does believe that revenue growth is an appropriate metric of value because it reflects the growth of the Company and its market share and its enhanced ability to execute its strategic plans. The Company does not believe that revenue growth is the only appropriate metric of value, or that there is only one appropriate metric of value. In this regard, the Company notes that Dolphin’s proxy statement selectively highlights infoUSA’s EBITDA and TEV/EBITDA ratio. The Company believes that stockholders are capable of differentiating between and evaluating the respective merits of various valuation methodologies.

9.	On page one you reference your four year stock performance, beginning in December 2001. Explain why this should be the relevant period of measurement.

Response: infoUSA selected December 2001 as the starting point for the stock performance graph because it believes it provides a useful illustration of the Company’s stock price performance during the period following September 11, 2001, which was characterized by significantly different overall market conditions than the period immediately preceding this date. The Company further notes that the selection of any period of measurement for such data necessarily involves subjective judgments. In this regard, the Company notes that in Dolphin’s proxy statement, Dolphin selectively compared infoUSA’s “recent” EBITDA against its EBITDA for an undisclosed period in 2001.

10.	On page two you state “By executing our strategy of providing our customers with a one-stop solution, we can proudly say that we can offer our customers service that is unparalleled in our industry.” Please provide support for this statement that the company provides superior services and how you make such statement when it appears that you are one of the smaller companies when compared to leading industry players.

Response: infoUSA is able to offer its customers unparalleled service because it owns its own data, which allows it to provide flexible service packages that its competitors cannot match. The customer testimonials included in the Additional Materials support this conclusion. Additionally, an independent audit of business information conducted in August 2001 examining the quality of the business information of infoUSA, Dun & Bradstreet, Acxiom and Experian found that infoUSA provided the highest quality business data and was the leader in a number of categories.

11.	On page two you state “[w]e have over four million people who utilize our services — this represents more than the total customers of all our competitors combined.” Please clarify this statement. It appears that you may have intended to refer only to subscription services. This statement implies that the company is the largest among its competitors generally and by a wide margin. Even as to subscription based services, you should provide support for the assertion that you have more customers than your competitors combined.

Response: This statement applies to customers of all infoUSA services, not just subscription services. The Additional Materials provide additional, specific information regarding the number of subscribers to the Company’s subscription services. The Company’s statement that it has more customers than its competitors combined is based on its review of publicly available materials disclosed by its competitors and its internal records.

12.	On page three you state “WE BELIEVE THAT DOLPHIN AND ITS HAND-PICKED NOMINEES REPRESENT ONLY DOLPHIN, NOT THE INTERESTS OF ALL infoUSA STOCKHOLDERS.” You must provide the basis for this statement. In this regard, we note that in its proxy materials, Dolphin asserts that it has no interest other than as a shareholder of the company. We note another unsupported statement, commented upon below, to the effect that Dolphin invests for quick and easy profits and that it is a liquidator.
Response: Please note infoUSA’s response to Comment 7, above, and its response to Comment 15, below.

13.	We note your statements on page three that “. . . a forced sale conducted without regard to market timing, as the dissident seems to advocate, would produce as great a level of shareholder value as the continued execution of our strategic plan. Moreover, uncertainty caused by the dissident’s intent to put the company up for sale could cause customers to defect and make it more difficult to attract new customers.” You must provide the basis for this assertion. We note that Dolphin has made the statement on page 2 of its original preliminary proxy materials that its platform included “reconstituting the special committee of the board to explore all methods for improving the Company’s performance and maximizing shareholder value, which could include a sale of the Company” (emphasis added). It appears that consideration of all strategic alternatives has been an expressed goal of Dolphin, one of which may be a sale. If you have some other basis for your belief you need to provide it.

Response: Please note infoUSA’s response to Comment 7, above, and its response to Comment 15, below.

The Company believes it is self-evident that a sale conducted without regard to then-current market conditions would generally produce less shareholder value than a sale based on favorable market conditions or continued execution of the Company’s strategic plan. The Company also believes it is self-evident that uncertainty regarding the future of the Company could have a negative impact on its ability to attract and retain customers, particularly in light of the service-oriented nature of its business.

14.	Explain how Dolphin’s “interference could also impede [y]our efforts to attract and retain talented employees in key positions,” as stated on page three.

Response: infoUSA believes that the election of the Dolphin nominees could create substantial uncertainty regarding the Company’s future, because Dolphin, a short-term, event-driven investor, has announced its intention to cause the Board to reinstate a Special Committee to examine strategic alternatives, including a sale of the Company. Moreover, if the Dolphin nominees are elected, it is possible that Mr. Vinod Gupta, the Company’s Chief Executive Officer, would be terminated or resign, further heightening such uncertainty.

The Company believes it is self-evident that this uncertainty could negatively impact its employee recruiting and retention efforts because many highly qualified candidates would presumably prefer to work for an employer with a clearly articulated strategic vision and the prospect of long-term employment. In fact, during the months following Dolphin’s public announcement of its demands on the Board, executive officers of the Company expressed concerns to the Board about increased efforts by the Company’s competitors to recruit Company personnel. The Company believes that these increased efforts resulted at least in part from the uncertainty created by Dolphin’s announcements.
15.	We note your statement on page three that you “believe that the dissident’s track record of investing for quick and easy profits clearly shows that they have never created value, only liquidated it.” Please provide support for this statement. We believe that you should provide examples. As currently stated, there is no factual support for this statement.

Response: Please note infoUSA’s response to Comment 7, above.

infoUSA notes that, by Dolphin’s own admission, Dolphin was formed to invest in “market neutral” strategies such as risk arbitrage (an investment approach designed to profit from the successful completion of proposed mergers, takeovers, tender offers, leveraged buyouts, recapitalizations and spin-offs), convertible arbitrage (a strategy principally designed to capitalize on discrepancies in the pricing of convertible securities and their underlying common stock or stock equivalent) and distressed credit reorganizations, bankruptcies and liquidations. See Dolphin Limited Partnership Financial Statements, filed as Exhibit 99 to Independence Holding Co.’s Annual Report on Form 10-K405 for the fiscal year ended December 31, 1996. In general, these strategies are designed to avoid market risk by limiting the holding period of the portfolio company securities and purchasing and selling securities only in connection with identified potential liquidation events.

The Company further notes Dolphin’s involvement in other, similar circumstances in which it became apparent that its primary objective was the liquidation of its holdings. Specifically, the Additional Matters reference the proxy contest with Dave & Buster’s initiated by Dolphin, in which Dolphin unsuccessfully attempted to elect its nominees for the purposes of effecting a change of control following a terminated going-private transaction. As chronicled in the Dave & Buster’s proxy materials, Dolphin was also involved in a takeover battle involving Liquid Audio, which ultimately resulted in the liquidation of that company.

Finally, the Company notes that, in this circumstance, Dolphin has not articulated any operating strategy whatsoever. The Company therefore believes that it is self-evident that any “strategic alternative” must involve a short-term, non-operating result.

The Company believes that Dolphin’s expressed short-term, event-driven investment strategy, its history of short-term investments for the purpose of affecting a sale or liquidation, and its apparent lack of any operating strategy for infoUSA all support the quoted statement.

16.	On page three you remark that Dolphin’s nominees have no “relevant operational experience” You should provide balance in making such assertions. For example, this statement implies that the company believes that having relevant operational experience, which we assume means experience in the company’s particular industry, is an important criteria for board membership. The most recent addition to your board is Bernard Reznicek whose biography does not indicate relevant operational experience. Explain what you mean by “relevant operational experience” and why Mr. Reznicek satisfies this criteria any more than Dolphin nominees.

Response: Dolphin’s nominees do not have any relevant operational experience.

On page 8 of its proxy statement, infoUSA states that the Nominating and Corporate Governance Committee evaluates directors:
on the basis of a number of factors, including the candidate’s background, skills, judgment, diversity, industry experience applicable to the Company’s business, experience with companies of comparable complexity and size, the interplay of the candidate’s experience with the experience of other Board members, the candidate’s independence or lack of independence, and the candidate’s qualifications for committee membership. The Committee does not assign any particular weighting or priority to any of these factors, and considers each director candidate in the context of the current needs of the Board as a whole.
The Committee’s determination of the extent to which a potential director has “relevant operational experience” is necessarily made on a case-by-case basis, but the Company would generally understand the term to include experience actually operating or overseeing the operations of a company in an industry, market segment, or functional area with specific relevance to its business.

Mr. Reznicek serves as the Chairman of the Board of Directors of CSG Systems International, Inc., a provider of software and information services to the communications industry. Moreover, the Company notes that Mr. Reznicek was appointed to a Board of Directors of the Company on which virtually all of the existing members possessed relevant operational experience. In contrast, if the Dolphin nominees were elected, they would replace two directors with relevant operational experience, including the founder, Chairman and Chief Executive Officer of the Company, whose business acumen and relationships are a significant factor in the Company’s continuing success. In any event, the Committee concluded that Mr. Reznicek’s qualifications were, in the aggregate, superior to those of the candidate recommended by Dolphin and more compatible with the then-current needs of the Board.

17.	On page three you accuse Dolphin of making “misleading suggestions.” Provide your examples of what those misleading suggestions comprise.

Response: infoUSA believes there are numerous examples of misleading suggestions in Dolphin’s proxy statement. For example, Dolphin’s discussion of related party transactions repeatedly references the amounts incurred in such transactions (see pages 4, 15-16, and 27-28), but fails to note that, with respect to a majority of such transactions, the amount incurred would have been payable to a third party in any event. For example, if the Company’s directors and officers did not use Annapurna’s aircraft, such individuals would be required to travel on commercial airlines or charter a private aircraft, all at considerable expense. Dolphin’s statements are misleading because they suggest that payment of these amounts could have been avoided by the Company altogether.

Additionally, on pages 2 and 8 of Dolphin’s proxy statement, Dolphin indicates that the terms of Mr. Martin Kahn and Mr. Anshoo Gupta, each of whom voted against the dissolution of the special committee, will continue after the annual meeting. In the section of Dolphin’s proxy statement entitled “Background of the Proxy Solicitation”, Dolphin further notes that it or its counsel had several conversations with Mr. Kahn and Mr. Gupta. These statements are misleading because they suggest that Mr. Kahn and Mr. Gupta are supportive of Dolphin’s stated intent to reinstate the Special Committee, and that Mr. Kahn and Mr. Gupta had substantive communications regarding Dolphin’s complaints or platform during the time period leading up to the proxy contest.

18.	We note your statement on page four that “YOUR BOARD AND MANAGEMENT IS DEDICATED TO SOUND CORPORATE GOVERNANCE . . . .” Please provide the basis for this statement and describe how the board or management manifests its dedication to good governance. In this respect, we note that Dolphin has identified various governance issues in its proxy solicitation materials and other public announcements, including the exemption of Mr. Vinod Gupta and his affiliates from the company’s shareholder rights plan, oversight of the use of the company assets for personal executive benefit, and the dissolution of the special committee formed to evaluate Mr. Vinod Gupta’s going private bid. Also, we note that the Corporate Library, an independent governance evaluation organization, has recently assigned a “D” governance rating to infoUSA.

Response: infoUSA believes that dedication is a state of mind and intention and therefore no factual basis for the statement is necessary. Neither the assertions of Dolphin nor the ratings assigned by an independent governance evaluation organization are relevant to whether the Board and management are in fact dedicated to good corporate governance.

That said, the Board’s and management’s dedication to good corporate governance is evidenced by, among other things, the fact that eight of the nine directors on the Board are independent; the Company’s adoption of its Code of

Business Conduct; its implementation of a procedure allowing security holders to send communications to the Board; and the cessation of related party transactions.

19.	On page four we note your statements that “Mr. Gupta owns more than 40% of the company’s outstanding shares, and other members of the senior management team and the Board also have considerable holdings. Clearly, the interests of the management are aligned with those of all stockholders.” Explain how Mr. Vinod Gupta’s interests are aligned with those of all shareholders. It is not clear or self evident to us that the interests of management are aligned with those of all stockholders. We note the recent history, in July 2005, of Mr. Vinod Gupta’s proposal to acquire the company being rejected by an independent committee of the board.

Response: Mr. Gupta’s interests are aligned with those of all stockholders because a majority of his personal net worth is held in the form of infoUSA common stock. Therefore, an action that would detrimentally impact the value infoUSA common stock would be, if anything, more harmful to Mr. Gupta than to many of the Company’s other stockholders, who own their infoUSA shares as part of a diversified portfolio.

20.	We note your statement, on page four, that “ [a]s demonstrated by the decision last year to reject the going private proposal, the Board is independent and acts in the best interests of stockholders.” We believe that this statement, paired with the claim that Mr. Vinod Gupta owns more than 40% of the company . . . and clearly the interests of management are aligned with all shareholders, lacks balance. In that respect, in discussing the board’s independence vis-a-vis the decision to reject last year’s going private proposal, we believe that you should state that it was a special committee of the board that voted to reject Mr. Vinod Gupta’s proposal. Further, some relevant facts include (i) that the committee was disbanded by the board on a split vote one day after the company issued a release that the work of the board would continue, (ii) that each member of the special committee either voted against disbanding the committee, or in one case, abstained and (iii) it appears that the vote to disband the committee passed because of the vote of Mr. Vinod Gupta, the Company’s outside counsel and another member of the board who served as a director of mutual funds affiliated with Mr. Vinod Gupta. Please amend to provide balance in your disclosure of this matter.

Response: infoUSA believes that neither the Securities Exchange Act of 1934 nor the proxy rules promulgated thereunder require the Company to present Dolphin’s arguments or positions in the Company’s proxy materials, so long as the statements at issue do not contain a material misstatement or omission. In this regard, the Company notes that Dolphin’s proxy materials do not disclose the Company’s arguments or positions or present information in a balanced manner.

21.	On page four you state that you “believe that the dissident’s nominees only commitment is to its own short-term agenda.” Please provide the factual basis for this belief.

Response: Please note infoUSA’s responses to Comment 7 and Comment 15, above.
* * * * *
     Please do not hesitate to contact either the undersigned at 612-349-8790 or Eric O. Madson at 612-349-0822 to discuss any questions or comments regarding this response or the Additional Materials filed herewith.

Sincerely,

ROBINS, KAPLAN, MILLER & CIRESI L.L.P.

/S/ RYAN G. MIEST
Ryan G. Miest
RGM
Cc: Eric O. Madson, Esq.

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